SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil enters into a shareholders’ agreement with
ÖIAG with respect to their participations in Telekom Austria”

Mexico City, Mexico, April 23, 2014. América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), announced today that it has entered, through its wholly owned subsidiary Carso Telecom B.V. (“Carso Telecom”), into a shareholders’ agreement (the “Shareholders Agreement”) with Österreichische Industrieholding AG ("ÖIAG"), with respect to their participations in Telekom Austria AG (“Telekom Austria”).

As part of the transaction, ÖIAG and AMX have agreed, subject to the closing of the Public Offer (as defined below) and the approval by Telekom Austria’s shareholders meeting, to vote in favor and support a capital increase in Telekom Austria of €1,000 million. The capital increase will strengthen Telekom Austria’s capital structure and financial position and will allow Telekom Austria to continue to invest in state-of-the-art-infrastructure, research and development, innovation of products and services, amongst others, and to position Telekom Austria to benefit from investment opportunities arising in the countries in which it currently operates and in emerging markets in Central and Eastern Europe.

This Shareholders’ Agreement and the Public Offer (as defined below) are subject to certain regulatory approvals. Once such conditions are satisfied, the Shareholders’ Agreement will become effective and AMX will obtain operational responsibilities in Telekom Austria. Telekom Austria currently operates in Austria, Belarus, Bulgaria, Croatia, Serbia, Macedonia, Liechtenstein and Slovenia. As of December 31, 2013, it had approximately 2.6 million fixed line subscribers, 20.1 million wireless subscribers and revenues of €4,184 million.

AMX CEO Daniel Hajj said: “We are very happy to partner with ÖIAG, a key shareholder of Telekom Austria that has developed an extraordinary company with extraordinary people. The negotiations with ÖIAG, although intense, were constructive and professional. The main goal for both parties was the further development and future of Telekom Austria. This agreement provides the basis for future growth, continued innovation, and solid investment in Telekom Austria. It will strengthen the capital structure of Telekom Austria; maintain a state of the art infrastructure in a very dynamic and competitive sector, and support job development and creation. In this way, Telekom Austria will continue to contribute with services that are strategic for the economic and social development of the country. It will also contribute to better position Telekom Austria as a more relevant player in the European telecommunication markets and to be in a position to benefit from growth opportunities in the region.”

As a result of the Shareholders Agreement, AMX, through Carso Telecom, will launch a public takeover offer pursuant to the Austrian Takeover Act, for all outstanding Telekom Austria shares not held by AMX, Carso Telecom, ÖIAG or Telekom Austria (the “Public Offer”). The offer price of the Public Offer will be €7.15 (seven euros and fifteen cents), per Telekom Austria share. The publication of the offer document will take place in the coming weeks and in accordance with the Austrian legal framework.

About AMX

AMX is one the world´s largest telecommunications companies. As of December 31, 2013, it had more than 339 million accesses. It ranks as the number one company in Latin America in all business lines (wireless, fixed lines, broadband accesses and pay TV subscribers), and operates the largest prepaid mobile virtual network operator in the United States. It is an international operator with solid experience and with a diversified subscriber base. It has developed a world class integrated telecom platform with state of the art technology.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 23, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact